January 18, 2013
VIA EDGAR

Larry Spirgel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D. C. 20549

Re:	Koss Corporation Form 10-K for Fiscal Year ended June 30, 2012 Filed August 27, 2012 File No. 000-03295
Dear Mr. Spirgel:
Set forth below is the response of Koss Corporation (the “Company”) to the comment in your January 9, 2013 letter. For your convenience, we have included the comment set forth in the letter and followed the comment with the response of the Company.
Facing Page
1. Comment: We note your statement that “Part III of this Form 10-K incorporates by reference information from Koss Corporation’s Proxy Statement.” However, the index page lists no Part III, nor does the filing itself contain a Part III with specific cross references to where the disclosure is included in your annual meeting proxy statement. In the future, please revise to comply with General Instruction G.4 to Form 10-K when incorporating Part III information from your annual meeting proxy statement.
Response: The Company will comply with General Instruction G.4 to Form 10-K when incorporating Part III information from the Company’s proxy statement in future filings.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to the foregoing, please feel free to call me at (414) 964-5000.
Very truly yours,

/s/ David D. Smith

David D. Smith
Chief Financial Officer

cc:    Mr. Michael Koss, Koss Corporation
    Mr. John Garda, K&L Gates LLP